# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brookdale Senior Living Inc., CIK 0001332349
CUSIP: 112463104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 105 WESTWOOD PLACE, SUITE 400, BRENTWOOD, Tennessee (TN), 37027
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001799456-23-000005
Filed by CIK 0001799456

## Reporting persons
- Flat Footed LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,497,561; sole dispositive power 0; shared dispositive power 8,497,561; aggregate amount beneficially owned 8,497,561 (3.6% of the class)
- Marc Andersen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,497,561; sole dispositive power 0; shared dispositive power 8,497,561; aggregate amount beneficially owned 8,497,561 (3.6% of the class)

## Item 1. Issuer
Name of issuer: Brookdale Senior Living Inc.
Address of issuer's principal executive offices: 105 WESTWOOD PLACE, SUITE 400, BRENTWOOD, TENNESSEE, 37027.

## Item 2. Person Filing
Name of person filing:
Flat Footed LLC

Marc Andersen
Address of principal business office or, if none, residence:
Flat Footed LLC
3415 North Pines Way, Suite 205
Wilson, WY 83014

Marc Andersen
c/o Flat Footed LLC
3415 North Pines Way, Suite 205
Wilson, WY 83014
Citizenship:
Flat Footed LLC - DE

Marc Andersen - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Flat Footed LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Flat Footed LLC, which serves as the investment manager to various private funds, which hold securities for the benefit of their investors, and Mr. Marc Andersen, as Managing Member of Flat Footed LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the funds are the beneficial owner of any of the securities reported herein.

Flat Footed LLC - 8,497,561

Marc Andersen - 8,497,561
Percent of class:
Ownership percentage is based on 237,655,392 shares of the registrant's common stock, $0.01 par value, outstanding as of November 5, 2025, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

Flat Footed LLC - 3.6%

Marc Andersen - 3.6%
Sole power to vote or to direct the vote:
Flat Footed LLC - 0

Marc Andersen - 0
Shared power to vote or to direct the vote:
Flat Footed LLC - 8,497,561

Marc Andersen - 8,497,561
Sole power to dispose or to direct the disposition:
Flat Footed LLC - 0

Marc Andersen - 0
Shared power to dispose or to direct the disposition:
Flat Footed LLC - 8,497,561

Marc Andersen - 8,497,561

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Notes above

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Flat Footed LLC: /s/ Marc Andersen, Managing Member (02/17/2026)
- Marc Andersen: /s/ Marc Andersen, Marc Andersen (02/17/2026)